SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 15, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

Announcement of LM Ericsson Telephone Company, dated October 15, 2010, regarding “Sony Ericsson reports third quarter 2010 results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: October 15, 2010

PRESS RELEASE	October 15, 2010

Sony Ericsson reports third quarter 2010 results

Q3 Highlights:

•	Turnaround continues with third consecutive quarter of profits

•	Continued success of smartphone portfolio keeps ASP at high level

•	Launch of Xperia™ models in new markets, including China and the U.S.

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the third quarter ended September 30, 2010 is as follows:

	Q3 2009	Q2 2010	Q3 2010
Number of units shipped (million)	14.1	11.0	10.4
Sales (Euro m.)	1,619	1,757	1,603
Gross margin (%)	16%	28%	30%
Operating income (Euro m.)	-193	36	63
Operating margin (%)	-12%	2%	4%
Restructuring charges (Euro m.)	2	32	4
Operating income excl. restructuring charges (Euro m.)	-191	68	67
Operating margin excl. restructuring charges (%)	-12%	4%	4%
Income before taxes (IBT) (Euro m.)	-199	31	62
IBT excl. restructuring charges (Euro m.)	-198	63	66
Net income (Euro m.)	-164	12	49

Average selling price (Euro)	114	160	154

Bert Nordberg, President & CEO of Sony Ericsson commented, “Our third consecutive quarter of profitable results illustrates that Sony Ericsson’s overall performance is stabilising. Our strategy to focus on the smartphone segment is succeeding and smartphones now comprise more than 50% of our total sales. During the quarter, we launched our Android-based Xperia™ models in new markets, such as China and the U.S., and it is our ambition to become the global number one handset provider on the Android platform.”

Income before taxes for the quarter excluding restructuring charges was a profit of Euro 66 million following the positive effects of the transformation programme. Net income for the quarter was Euro 49 million, an increase of Euro 213 million year-on-year and of Euro 37 million sequentially.

The gross margin percentage was 30% and almost doubled year-on-year, reflective of the company turnaround.

Units shipped in the quarter were 10.4 million, a decrease of 26% year-on-year and down 5% sequentially. Average selling price (ASP) in the quarter remained at a high level of Euro 154, a 34% increase year-on-year and a decrease of 4% sequentially, due to product and geographical mix. As a result, sales for the quarter were Euro 1,603 million, essentially flat year-on-year and a 9% decrease sequentially.

Sony Ericsson’s net cash position as of September 30, 2010 was Euro 538 million. The negative cash flow from operating activities was Euro 54 million, mainly due to payments during the quarter related to the transformation programme.

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

Market share in unit base for the quarter remained flat sequentially and is estimated to be approximately 4%. The value market share is estimated to be approximately 6%.

Sony Ericsson maintains a forecast of slight growth in units in the global handset market in 2010.

The liquid identity is a registered trademark of Sony Ericsson Mobile Communications AB. Xperia™ is a trademark of Sony Ericsson Mobile Communications AB. Sony is a registered trademark of Sony Corporation. Ericsson is a registered trademark of Telefonaktiebolaget LM Ericsson. Any rights not expressly granted herein are reserved and subject to change without prior notice.

EDITOR’S NOTES:

Financial statements and additional information:

Financial statements:

Consolidated income statement

Consolidated income statement – isolated quarters

Consolidated balance sheet

Consolidated statement of cash flows

Consolidated statement of cash flows – isolated quarters

Net sales by market area by quarter

Sony Ericsson is a 50:50 joint venture by Sony and Ericsson established in October 2001, with global corporate functions located in London and operations in all major markets. Sony Ericsson’s vision is to become the industry leader in Communication Entertainment; where new styles of communicating through the internet and social media, become entertainment. Sony Ericsson offers exciting consumer experiences through phones, accessories, content and applications. For more information please visit, www.sonyericsson.com.

- ENDS -

CONTACTS:

Ericsson investor relations

Susanne Andersson (Stockholm) +46 10 719 4631

Andreas Hedemyr (Stockholm) +46 10 714 3748

Sony investor relations

Gen Tsuchikawa (Tokyo) +81 3 6748 2111

Yas Hasegawa (London) +44 20 7426 8696

Press / Media

Sony Ericsson global communications and PR

Aldo Liguori (London) +44 20 8762 5860

Gustaf Brusewitz (London) +44 7960 58 19 68

This press release contains forward-looking statements that involve inherent risks and uncertainties. Sony Ericsson has identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Jul-Sep			Jan-Sep
EUR million	2009	2010	Change	2009	2010	Change
Net sales	1,619	1,603	-1%	5,038	4,765	-5%
Cost of sales	-1,367	-1,130	-17%	-4,441	-3,371	-24%
Gross profit	252	473	88%	597	1,394	134%
Gross margin %	15.5%	29.5%	14%	11.9%	29.3%	17%

Research and development expenses	-260	-191	-27%	-808	-625	-23%
Selling and administrative expenses	-205	-228	12%	-665	-680	2%
Operating expenses	-465	-420	-10%	-1,473	-1,305	-11%

Other operating income, net	21	10	-51%	39	31	-20%
Operating income	-193	63		-837	120
Operating margin %	-11.9%	4.0%		-16.6%	2.5%

Financial income	3	7	124%	18	16	-12%
Financial expenses	-9	-8	-15%	-34	-24	-29%
Income after financial items	-199	62		-853	112

Taxes	42	-12		200	-21
Minority interest	-6	-2	-75%	-16	-8	-48%
Net income	-164	49		-669	82

Number of units shipped (million)	14.1	10.4	-26%	42.5	31.9	-25%
ASP (EUR)	114	154	34%	119	150	26%

EUR million	Jul-Sep			Jan-Sep
Restructuring charges	2009	2010		2009	2010
Cost of sales	0	3		-2	34
Research and development expenses	1	-10		12	-6
Sales and administrative expenses	1	11		4	12
Total	2	4		15	39

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

Sony Ericsson

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2009				2010
EUR million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net sales	1,736	1,684	1,619	1,750	1,405	1,757	1,603
Cost of sales	-1,591	-1,483	-1,367	-1,341	-975	-1,266	-1,130

Gross profit	145	200	252	409	429	492	473
Gross margin %	8.4%	11.9%	15.5%	23.4%	30.6%	28.0%	29.5%

Research and development expenses	-303	-245	-260	-299	-216	-218	-191
Selling and administrative expenses	-225	-235	-205	-299	-207	-245	-228

Operating expenses	-528	-480	-465	-599	-423	-463	-420

Other operating income, net	13	6	21	8	14	7	10

Operating income	-369	-274	-193	-181	20	36	63
Operating margin %	-21.3%	-16.3%	-11.9%	-10.4%	1.4%	2.1%	4.0%

Financial income	9	6	3	4	7	2	7
Financial expenses	-10	-15	-9	-12	-9	-7	-8

Income after financial items	-370	-283	-199	-190	18	31	62

Taxes	84	74	42	36	6	-16	-12
Minority interest	-6	-4	-6	-12	-3	-4	-2

Net income	-293	-213	-164	-167	21	12	49

Number of units shipped (million)	14.5	13.8	14.1	14.6	10.5	11.0	10.4
ASP (EUR)	120	122	114	120	134	160	154

EUR million	2009				2010
Restructuring charges	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Cost of sales	7	-9	0	41	-2	33	3
Research and development expenses	2	9	1	72	2	1	-10
Sales and administrative expenses	3	1	1	37	3	-2	11

Total	12	1	2	150	3	32	4

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

Sony Ericsson

CONSOLIDATED BALANCE SHEET

	Sep 30	Dec 31	Jun 30	Sep 30
EUR million	2009	2009	2010	2010
ASSETS

Total fixed and financial assets	757	779	836	813

Current assets
Inventories	397	358	467	457
Accounts receivable	917	832	1,063	986
Other assets	416	415	412	328
Other short-term cash investments	464	489	477	440
Cash and bank	532	389	562	482

Total current assets	2,726	2,483	2,981	2,692

Total assets	3,482	3,262	3,817	3,505

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity	532	381	510	480
Minority interest	43	47	66	62

Total equity	575	428	575	541

Borrowing, Non Current	50	0	101	100
Other long-term liabilities	31	32	40	30

Total long-term liabilities	81	32	141	130

Accounts payable	1,019	852	973	922
Borrowing, Current	105	258	329	284
Other current liabilities	1,702	1,692	1,798	1,628

Total current liabilities	2,826	2,802	3,101	2,834

Total shareholders’ equity and liabilities	3,482	3,262	3,817	3,505

Net cash*	841	620	609	538

*	Net cash is defined as cash and bank plus short-term cash investments less interest-bearing liabilities.

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jul-Sep		Jan-Sep
EUR million	2009	2010	2009	2010
OPERATING
Net income	-164	49	-669	82
Adjustments to reconcile net income to cash	20	-66	87	-105

	-143	-17	-583	-23

Changes in operating net assets	49	-38	431	-96

Cash flow from operating activities	-94	-54	-152	-119

INVESTING
Investing activities	-42	2	-74	14

Cash flow from investing activities	-42	2	-74	14

FINANCING
Financing activities	159	- 32	106	118

Cash flow from financing activities	159	-32	106	118

Net change in cash	22	-85	-120	12
Cash, beginning of period	965	1,039	1,125	878
Translation difference in Cash	9	-33	-9	31

Cash, end of period	996	921	996	921

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	2009				2010
EUR million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
OPERATING
Net income	-293	-213	-164	-167	21	12	49
Adjustments to reconcile net income to cash	29	37	20	48	-44	4	-66

	-263	-176	-143	-119	-23	16	-17

Changes in operating net assets	321	60	49	-97	-72	13	-38

Cash flow from operating activities	58	-115	-94	-216	-94	29	-54

INVESTING
Investing activities	-19	-13	-42	-10	27	-15	2

Cash flow from investing activities	-19	-13	-42	-10	27	-15	2

FINANCING
Financing activities	- 53	0	159	100	150	0	- 32

Cash flow from financing activities	-53	0	159	100	150	0	-32

Net change in cash	-14	-128	22	-126	83	15	-85
Cash, beginning of period	1,125	1,116	965	996	878	980	1,039
Translation difference in Cash	5	-23	9	8	19	45	-33

Cash, end of period	1,116	965	996	878	980	1,039	921

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114

Sony Ericsson

NET SALES BY MARKET AREA BY QUARTER

EUR million

	2009				2010
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Europe, Middle East & Africa *	977	927	875	966	711	876	837

Americas	200	195	232	222	201	223	222

Asia	559	562	512	562	493	659	544

Total	1,736	1,684	1,619	1,750	1,405	1,757	1,603
* of which Western Europe	721	678	636	678	525	668	632

	2009				2010
Sequential change (%)	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Europe, Middle East & Africa *	-40%	-5%	-6%	10%	-26%	23%	-4%

Americas	-69%	-3%	19%	-4%	-10%	11%	0%

Asia	-12%	1%	-9%	10%	-12%	34%	-18%

Total	-40%	-3%	-4%	8%	-20%	25%	-9%
* of which Western Europe	-35%	-6%	-6%	7%	-23%	27%	-5%

	2009				2010
Year over year change (%)	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Europe, Middle East & Africa *	-35%	-33%	-39%	-41%	-27%	-5%	-4%

Americas	-59%	-74%	-67%	-65%	1%	14%	-4%

Asia	-23%	-19%	-25%	-12%	-12%	17%	6%

Total	-36%	-40%	-42%	-40%	-19%	4%	-1%

* of which Western Europe	-26%	-25%	-33%	-39%	-27%	-2%	-1%

	2009				2010
Year to date	0903	0906	0909	0912	1003	1006	1009
Europe, Middle East & Africa *	977	1,903	2,778	3,744	711	1,587	2,424

Americas	200	395	627	850	201	424	646

Asia	559	1,121	1,633	2,194	493	1,152	1,695

Total	1,736	3,419	5,038	6,788	1,405	3,162	4,765
* of which Western Europe	721	1,400	2,036	2,714	525	1,193	1,825

	2009				2010
YTD year over year change (%)	0903	0906	0909	0912	1003	1006	1009
Europe, Middle East & Africa *	-35%	-34%	-35%	-37%	-27%	-17%	-13%

Americas	-59%	-68%	-67%	-67%	1%	7%	3%

Asia	-23%	-21%	-22%	-20%	-12%	3%	4%

Total	-36%	-38%	-40%	-40%	-19%	-8%	-5%
* of which Western Europe	-26%	-26%	-28%	-31%	-27%	-15%	-10%

Sony Ericsson	Sony Ericsson House
Mobile Communications	202 Hammersmith Road	T: +44 (0)20 8762 5800
Management Limited	London W6 7DN, United Kingdom	www.sonyericsson.com

VAT Number GB781457994. Registered in England Number 4257114